Carvana Receivables Depositor LLC

1930 West Rio Salado Parkway

Tempe, AZ 85281

March 16, 2022

VIA EDGAR

U.S. Securities and Exchange Commission Division of Corporation Finance 100 F Street, N.E. Washington, DC 20549 Attention: Rolaine S. Bancroft Arthur C. Sandel

Re:	Carvana Receivables Depositor LLC (the “Registrant”)

Registration Statement on Form SF-3 File No. 333-263473

Filed March 11, 2022

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, the Registrant hereby requests the acceleration of the effective date of the above-referenced registration statement to 9:00 a.m., Eastern time, on March 18, 2022, or as soon thereafter as practicable.

The Registrant acknowledges that (i) should the U.S. Securities and Exchange Commission (the “Commission”) or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing, (ii) the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Registrant from its full responsibility for the adequacy and accuracy of the disclosure in the filing and (iii) the Registrant may not assert staff comments and the declaration of effectiveness of the above-referenced registration statement as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very kindly yours,

CARVANA RECEIVABLES DEPOSITOR LLC

By:	/s/ Mike McKeever
Name:	Mike McKeever
Title:	President

cc:	Nathan Herbert, Carvana, LLC

Janette McMahan, Kirkland & Ellis LLP